                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          Date of Report: May 12, 1999



                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82- N.A.

                                BAAN COMPANY N.V.
                                    FORM 6-K

        Baan Company N.V., a corporation incorporated under the laws of the Netherlands ("Baan Company"), issued a press release dated April 28, 1999 (the "Press Release") announcing the Company's first quarter results for the three months ended March 31, 1999.

        The Press Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein. The foregoing summary of the Press Release is qualified in its entirety by reference to the Press Release.

        Any statements contained in the Press Release that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission.


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
99.1                  Press Release of Baan Company N.V. dated April 28, 1999.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BAAN COMPANY N.V.



                                        By:  /s/ Robert Goudie
                                           -------------------------------------
                                           Robert Goudie
                                           Senior Vice President, General
                                           Counsel and Secretary to the Board of
                                           Directors

Date:   May 12, 1999

                                  EXHIBIT INDEX

Exhibit No.                                 Description
-----------                                 -----------
99.1                  Press Release of Baan Company N.V. dated April 28, 1999.

                                  EXHIBIT 99.1

                                  Press Release

1.      ANNOUNCEMENT OF FIRST QUARTER RESULTS

                 BAAN COMPANY REPORTS FIRST-QUARTER 1999 RESULTS

          CLOSES RECORD NUMBER OF CUSTOMER TRANSACTIONS IN THE QUARTER

BARNEVELD, The Netherlands and RESTON, Va., April 28 /PRNewswire/ -- Baan Company N.V. (ASE: BAAN; Nasdaq: BAANF) today announced results for its first quarter ended March 31, 1999. Revenues for the first quarter 1999 were $176 million compared with revenues of $179 million in the first quarter of last year. The net loss for the quarter was ($19) million, or ($0.09) per diluted share, compared with net income of $2 million, or $0.01 per diluted share in the first quarter 1998.

License revenue for the first quarter of 1999 was $65 million. The Company recorded a record of over 600 license transactions during the quarter, a 75% increase over the prior year. The Company reported a 28% increase in maintenance and service revenues to a record $111 million, or 63% of total revenue as compared to 48% the year prior. Deferred revenue at the end of first quarter 1999 was $163 million, approximately equal to the year-end 1998 levels. Operating expense and cost of revenues fell by approximately 20% to $202 million, compared to the third quarter 1998 prior to the commencement of the restructuring. Cash balances on March 31, 1999 were $125 million. Excluding non-recurring items, cash used in operations was ($24) million.

"Results for the quarter were better than the analysts' consensus projection," said Jim Mooney, Chief Financial Officer, Baan Company. "In the first quarter, the Company achieved its previously announced cost reduction targets and we believe our cost structure moving forward positions us well in what we expect will continue to be a difficult and challenging market. To further bolster the Company's financial resources, we are working with a consortium of international banks to increase our line of credit to $75 million."

OPERATING HIGHLIGHTS

The Company continued to achieve its goals and noted the following accomplishments since its last earnings announcement.

* Significant new customers, and those committing to additional seats include: Paccar, Simplex, Thomson and USINOR adopted Baan ERP; Akzo, Barclays, EDS and Volvo purchased BaanFrontOffice solutions; Booze Allen Hamilton, Caterpillar and Hitachi purchased Baan Supply Chain and Logistics products; and Air Afrique, Navion and UUNET embraced the CODA and Baan Financials products.

* The shareholders approved a new Supervisory Board of Directors. Existing directors William Grabe, David Hodgson and Hans Wortmann were re-appointed. New directors include new Chairman of the Supervisory Board, Pierre Jean Everaert--Former CEO of Koninklijke Ahold and former member of the board of management of Philips Electronics N.V.; John W. Barter--Former Executive Vice President and CFO, AlliedSignal, Inc.; Henk van den Breemen--Former Chief of Defense Staff, Dutch Armed Forces (retired); Joop P.M. Janssen--Chairman of the Board of Directors of Heijmans, N.V.; and Koichi Nishimura-- Chairman of the Board, President and CEO of Solectron Corporation.

* Baan Company continues to attract strong individuals to its leadership team. Recent management appointments include: James F. Mooney, Chief Financial Officer--previously VP and Chief Financial Officer, Americas, IBM Corporation; Andrew Dailey, Sr. VP Product Marketing-- previously Research Director, Enterprise Resource Planning (ERP), Gartner Group; Ronald Florisson, VP Corporate Communications-- previously Director of Information for the Ministry of Finance of The Netherlands; Katrina Roche, GM Supply Chain Solutions--previously president and CEO of Cygnus Technology. Other executive promotions include Steve Pugh, GM CODA.

"The record number of transactions in the first quarter, along with the seasoned additions to the management team and board of directors demonstrate Baan Company is back as a leading player in the enterprise applications market," said Tom Tinsley, Chairman and CEO of Baan Company. "Our strategy to increase the portion of revenue from our 2,000 person-strong customer services organization is working to help provide a more-predictable and sustainable revenue source."

RECENT PRODUCT ANNOUNCEMENTS

* Baan Company recently launched the Baan E-Enterprise(TM) suite of Web-enabled enterprise software applications that facilitate business between the entire "value chain" of employees, partners, resellers and suppliers. The suite includes Baan E-Collaboration(TM), Baan E-Sales(TM), and Baan E-Procurement(TM). Baan E-Collaboration is an XML-based supply chain collaboration solution that provides greater access to enterprise information. It enables business partners to interact online to improve accuracy of communications, decrease supply chain cycle times, and reduce overall cost of doing business. Baan E-Sales is an Internet-based, unassisted sales solution that enables businesses to sell direct or through channel partners. Baan E-Procurement is an intranet-based, indirect procurement solution for Baan ERP that can reduce cost of procurement by 80% compared to paper-based systems. Components of the Baan E-Enterprise are available beginning in April, 1999.

* The Company also shipped several new products including: BidPro, a new product to assist manufacturers in evaluating transportation alternatives and select carriers from competing bids; BaanEDM, Baan's analytical application suite that allows integrated analysis of information across the complete suite of Baan Company products; BaanFrontOffice `99 including support for nine European and Asian languages; and BaanInternetConfigurator, an Internet-based interactive selling solution.

* Baan Education announced BaanEASE, a revolutionary Electronic Performance Support System, and BaanLIVE, a Web-based distance learning environment where an instructor can teach students remotely via the Internet.

* Baan Company received numerous industry awards during the quarter. A recent survey by Dataquest of 5000 IT users in Southeast Asia gave Baan Company the highest customer satisfaction level of any of the ERP vendors in the region; Baan Education won an International Merit Award from the Society for Technical Communications for its BaanFrontOffice Course materials.

"Investment in research and development remains a top priority for Baan Company," said Mary Coleman, President of Baan Company. "There are approximately 1,600 members of the Research and Development teams around the globe. Total net R&D expense was over $37 million last quarter alone. Baan Company is committed to maintaining its leadership role with innovative products and market-leading vision for enterprise applications."


                                BAAN COMPANY N.V.
                           CONSOLIDATED BALANCE SHEETS
                                ($ in thousands)
                                   (Unaudited)

                                                   March 31, 1999  December 31, 1998
                                                   --------------  -----------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                             $ 125,332         $ 205,751
Short-term marketable securities                            266             1,080
Trade accounts receivable, net                          241,066           252,129
Income tax receivable                                    41,259            45,045
Other current assets                                     72,263            67,032
                                                      ---------         ---------
  TOTAL CURRENT ASSETS                                  480,186           571,037
                                                      ---------         ---------
Property and equipment, at cost                         122,830           129,267
Less accumulated depreciation                           (70,434)          (66,569)
                                                      ---------         ---------
Net property and equipment                               52,396            62,698
                                                      ---------         ---------
Software development costs, net                          77,438            78,319
Intangible assets, net                                   91,570            52,644
Other non current assets                                 41,945            52,156
                                                      ---------         ---------
TOTAL ASSETS                                          $ 743,535         $ 816,854
                                                      =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings from banks                      $     556         $     523
Accounts payable and other current liabilities          219,325           255,269
Income taxes payable                                     25,619            43,441
Deferred revenue                                        144,144           147,933
                                                      ---------         ---------
TOTAL CURRENT LIABILITIES                               389,644           447,166
                                                      ---------         ---------
Long-term debt                                          190,505           191,013
Other long-term liabilities                              22,495             4,084
Long-term deferred revenue                               19,045            17,831

Common stock and additional paid-in-capital             395,100           393,599
Accumulated deficit                                    (254,339)         (235,261)
Accumulated translation adjustment                      (18,915)           (1,578)
                                                      ---------         ---------
SHAREHOLDERS' EQUITY                                    121,846           156,760
                                                      ---------         ---------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY              $ 743,535         $ 816,854
                                                      =========         =========

                                  BAAN COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   ($ in thousands, except per share amounts)
                                   (Unaudited)


                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                      1999              1998
                                                   ---------         ---------
Net revenues:
  License revenue                                  $  65,178         $  92,905
  Maintenance and service revenue                    110,593            86,572
                                                   ---------         ---------
    Total net revenues                               175,771           179,477
                                                   ---------         ---------
Cost of revenues:
  Cost of license revenue                             14,392             7,176
  Cost of maintenance and service revenue             84,545            68,996
                                                   ---------         ---------
      Total cost of revenues                          98,937            76,172
                                                   ---------         ---------
Gross profit                                          76,834           103,305
                                                   ---------         ---------
Operating expenses:
  Sales and marketing                                 49,057            47,531
  Research and development                            36,788            30,675
  General and administrative                          16,862            22,307
                                                   ---------         ---------
    Total operating expenses                         102,707           100,513
                                                   ---------         ---------
Income (loss) from operations                        (25,873)            2,792
Other income (expense), net                           (1,382)              349
                                                   ---------         ---------
Income (loss) before income taxes                    (27,255)            3,141
(Provision) benefit for income taxes                   8,177            (1,005)
                                                   ---------         ---------
Net income (loss)                                  $ (19,078)        $   2,136
                                                   =========         =========


Net income (loss) per share:
  Basic                                            $   (0.09)        $    0.01
  Diluted                                          $   (0.09)        $    0.01

Shares used in computing per share amounts:
  Basic                                              205,038           194,630
  Diluted                                            205,038           211,398

ABOUT BAAN COMPANY

Founded in 1978, Baan Company (ASE: BAAN; Nasdaq: BAANF) is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, component-based applications for front office, corporate office, and back office automation are in use at approximately 12,000 customer sites worldwide. Baan Company products reduce complexity, improve core business processes, are faster to implement and use, are more flexible than our competitors' in adapting to business changes, and optimize the management of information throughout the entire value chain.

Baan Company has dual headquarters in Barneveld, The Netherlands and Reston, Virginia, USA and can be found on the World Wide Web at www.baan.com.

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

FOR MORE INFORMATION, PLEASE CONTACT:

Baan Company (For Investor Relations)
Mark Wabschall or David Spille
Phone: +1.703.467.3201 and +31.(0)34.242.8609
Email: dspille@baan.com

Baan Company (For Media)
Ronald Florisson, Vice President of Corporate Communications
Phone:  +31(0)34.242.8786 (Europe) or +1 703-467-3000 (North America)